SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 06 August 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 16 July 2007
             2.  Transaction in Own Shares announcement made on 17 July 2007
             3.  Transaction in Own Shares announcement made on 17 July 2007
             4.  Transaction in Own Shares announcement made on 18 July 2007
             5.  Transaction in Own Shares announcement made on 19 July 2007
             6.  Transaction in Own Shares announcement made on 19 July 2007
             7.  Transaction in Own Shares announcement made on 20 July 2007
             8.  Transaction in Own Shares announcement made on 25 July 2007
             9.  Transaction in Own Shares announcement made on 27 July 2007
             10. Transaction in Own Shares announcement made on 30 July 2007
             11. Transaction in Own Shares announcement made on 31 July 2007
             12. Transaction in Own Shares announcement made on 31 July 2007
             13. Total Voting Rights announcement made on 31 July 2007
             14. Transaction in Own Shares announcement made on 01 August 2007
             15. Transaction in Own Shares announcement made on 01 August 2007
             16. Director/PDMR Shareholding announcement made on 02 August 2007
             17. Transaction in Own Shares announcement made on 02 August 2007
             18. Acquisition announcement made on 03 August 2007
             19. Transaction in Own Shares announcement made on 03 August 2007

Enclosure 1

Monday 16 July 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 1,000,000 ordinary shares at a price of 333.83 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 483,763,728 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,156,891,124.


The above figure (8,156,891,124) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Enclosure 2

Tuesday 17 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 349,980 ordinary shares at a minimum price of 154 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 483,413,748 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,157,241,104.

The above figure (8,157,241,104) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 3

Tuesday 17 July 2007
                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 800,000 ordinary shares at a price of 334.0765 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 484,213,748 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,156,441,104.

The above figure (8,156,441,104) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 4

Wednesday 18 July 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 1,200,000 ordinary shares at a price of 332.7763 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 485,413,748 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,155,241,104.


The above figure (8,155,241,104) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 5

Thursday 19 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 227,061 ordinary shares at a minimum price of 162 pence per share and a maximum price of 318 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 485,186,687 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,155,468,165.

The above figure (8,155,468,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 6

Thursday 19 July 2007

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 1,100,000 ordinary shares at a price of 331.1429 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 486,286,687 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,154,368,165.

The above figure (8,154,368,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 7

Friday 20 July 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 800,000 ordinary shares at a price of 330.3173 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 487,086,687 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,153,568,165.

The above figure (8,153,568,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                   = ends =

Enclosure 8

Wednesday 25 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 557,072 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 486,529,615 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,154,125,237.

The above figure (8,154,125,237) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 9

Friday 27 July 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 9,000,000 ordinary shares at a price of 312.80 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 495,529,615 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,145,125,237.


The above figure (8,145,125,237) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 10

Monday 30 July 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 5,500,000 ordinary shares at a price of 313.27 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 501,029,615 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,139,625,237.

The above figure (8,139,625,237) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 11

Tuesday 31 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to a participant in its employee share plans 232,380 ordinary shares at a price of 314 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 500,797,235 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,139,857,617.

uThe above figure (8,139,857,617) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 12

Tuesday 31 July 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 314.75 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 504,797,235 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,135,857,617.


The above figure (8,135,857,617) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 13

Tuesday 31 July 2007


                                  BT GROUP PLC


                TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 31 July 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 504,797,235 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,135,857,617.

The above figure (8,135,857,617) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 14

Wednesday 1 August 2007

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 310.89 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 509,252,208 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,131,402,644.


The above figure (8,131,402,644) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 15

Wednesday 1 August 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 545,027 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 504,252,208 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,136,402,644.

The above figure (8,136,402,644) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 16

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

FRANCOIS BARRAULT

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN AND THE EXERCISE OF AN OPTION UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND EXERCISE OF AN OPTION UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR CHRISTOPHER BLAND

SHARES VESTING UNDER THE RETENTION SHARE PLAN - 329,418

BEN VERWAAYEN

SHARES VESTING UNDER THE DEFERRED BONUS PLAN - 255,646

FRANCOIS BARRAULT

SHARES VESTING UNDER THE DEFERRED BONUS PLAN - 59,013

ANDY GREEN

SHARES VESTING UNDER THE DEFERRED BONUS PLAN - 100,100

HANIF LALANI

SHARES VESTING UNDER THE DEFERRED BONUS PLAN - 30,043

IAN LIVINGSTON

SHARES VESTING UNDER THE DEFERRED BONUS PLAN - 96,672

OPTION EXERCISED UNDER THE GLOBAL SHARE OPTION PLAN OVER 203,907 SHARES

PAUL REYNOLDS

SHARES VESTING UNDER THE DEFERRED BONUS PLAN - 87,899



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

SIR CHRISTOPHER BLAND

SHARES SOLD ON RSP VESTING - 132,031

BEN VERWAAYEN

SHARES SOLD ON DBP VESTING - 105,025

ANDY GREEN

SHARES SOLD ON DBP VESTING - 41,124

HANIF LALANI

SHARES SOLD ON DBP VESTING - 12,343

IAN LIVINGSTON

SHARES SOLD ON DBP VESTING - 96,672

SHARES SOLD ON EXERCISE OF GSOP OPTION - 203,907

PAUL REYNOLDS

SHARES SOLD ON DBP VESTING - 36,111

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

RSP & DBP vesting and sale price: GBP3.099648

GSOP exercise price: GBP1.92

GSOP sale price: GBP3.103511

14. Date and place of transaction

1 AUGUST 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND

PERSONAL HOLDING: SHARES - 871,857

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 314,244 SHARES


BEN VERWAAYEN

PERSONAL HOLDING: SHARES - 1,389,448

BT GROUP DEFERRED BONUS PLAN: SHARES - 1,127,588

BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,151,499

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,052,632 SHARES


FRANCOIS BARRAULT

PERSONAL HOLDING: SHARES - 417,859

BT GROUP DEFERRED BONUS PLAN: SHARES - 211,501

BT GROUP INCENTIVE SHARE PLAN: SHARES - 618,724

BT GROUP RETENTION SHARE PLAN: SHARES - 160,865

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 362,500 SHARES



ANDY GREEN

PERSONAL HOLDING: SHARES - 318,347

BT GROUP DEFERRED BONUS PLAN: SHARES - 297,220

BT GROUP INCENTIVE SHARE PLAN: SHARES - 778,085

BT GROUP RETENTION SHARE PLAN: SHARES - 572,785

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831,677 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


HANIF LALANI

PERSONAL HOLDING: SHARES - 80,335

BT GROUP DEFERRED BONUS PLAN: SHARES -244,871

BT GROUP INCENTIVE SHARE PLAN: SHARES - 588,271

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406,416 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


IAN LIVINGSTON

PERSONAL HOLDING: SHARES - 350,457

BT GROUP DEFERRED BONUS PLAN: SHARES - 308,184

BT GROUP INCENTIVE SHARE PLAN: SHARES - 816,990

BT GROUP RETENTION SHARE PLAN: SHARES - 280,879

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 676,692 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 13,540 SHARES.



PAUL REYNOLDS

PERSONAL HOLDING: SHARES - 250,957

BT GROUP DEFERRED BONUS PLAN: SHARES - 274,659

BT GROUP INCENTIVE SHARE PLAN: SHARES - 536,255

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 782,754 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


16. Date issuer informed of transactions

02 AUGUST 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

2 AUGUST 2007

END

Enclosure 17

Thursday 2 August 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 316.27 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 513,252,208 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,127,402,644.

The above figure (8,127,402,644) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 18

DC07-427- August 3, 2007

  BT TO ACQUIRE THE IT INFRASTRUCTURE DIVISION OF CS COMMUNICATION & SYSTEMES

British Telecommunications plc announced today it has submitted a binding offer to CS Communication & Systemes, a French IT systems and network services provider, to acquire its Mission Critical Infrastructures division for up to EUR60 million. The consideration will be paid in cash. The division provides its corporate and public sector clients with a range of IT services for building and maintaining IT infrastructures including consulting, network integration, insourcing, outsourcing and data centre services.

The division employs approximately 1,400 people and made EUR137.7 million revenue in 2006.

Both BT and CS Communication & Systemes will now commence consultation with the representatives from the works councils. The completion of the transaction is subject to, amongst other matters, merger and other regulatory clearances. CS Communication & Systemes has granted BT exclusivity until 30 November 2007 in order to complete the transaction.

For further information

Inquiries about this news release should be made to the BT Group Newsroom - Alan
Ball: +32 2 7003425 or Mike Bartlett: 07753 949108. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure 19

Friday 3 August 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 5,500,000 ordinary shares at a price of 316.36 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 518,752,208 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,121,902,644.

The above figure (8,121,902,644) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 06 August, 2007